U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number   33-92810
                                                                        --------

                           NOTIFICATION OF LATE FILING


(Check  One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
              [ ] Form N-SAR
For Period Ended: December 31, 2000
                 ---------------------------------------------------------------
[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the  Transition Period Ended:
                                 -----------------------------------------------
 Read attached instruction sheets before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   N/A
                                                       -------------------------

                         Part I. Registrant Information

Full name of registrant                 Programmer's Paradise, Inc.
                       --------------------------------------------------------
Former name if applicable
                          -----------------------------------------------------
Address of principal executive office (Street and number) 1157 Shrewsbury Avenue
                                                         -----------------------
City, State and Zip Code                    Shrewsbury, NJ  07702
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report of
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

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                              Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 1999 because following the Registrant's recent sale on January 9, 2001 of its European subsidiaries the Registrant is experiencing delays in the collection and compilation of year-end financial information from such former material European subsidiaries necessary to prepare consolidated financial statements and related information required to be included in the Annual Report on Form 10-K. The Annual Report on Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification
    William H. Sheehy, Vice President - Finance               (732) 389-8950
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            (Name)                               (Area code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                         [ X ]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ X ]  Yes     [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant generated lower revenue ($ 216.5 million as compared to $ 244.2 million) and incurred higher operating expenses ($25.5 million as compared to $ 24.4 million) in 2000 as compared to 1999.


         The Registrant estimates a loss from the sale of its former European subsidiaries of $3.8 million and estimates a impairment to goodwill of $ 8.5 million.


                           Programmer's Paradise, Inc.
             -------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                    By:  /s/ William H. Sheehy
                                            ------------------------------------
                                            William H. Sheehy, Vice President -
                                            Finance

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

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         International misstatements or omissions of a fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




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